Free Writing Prospectus	Filed pursuant to Rule 433
Relating to the Preliminary Prospectus	Registration Statement No. 333-238511
Supplement dated September 15, 2022
To the Prospectus dated May 20, 2020

Reinsurance Group of America, Incorporated

$700,000,000 7.125% Fixed-Rate Reset Subordinated Debentures due 2052

Final Term Sheet

Dated September 15, 2022

Issuer	Reinsurance Group of America, Incorporated

Security	SEC Registered 7.125% Fixed-Rate Reset Subordinated Debentures due 2052 (the “Debentures”)

Principal Amount	$700,000,000

Over-allotment Option	No over-allotment option.

Maturity Date	October 15, 2052

Trade Date	September 15, 2022

Settlement Date (T+6)*	September 23, 2022

Interest Rate and Interest Payment Dates	The Debentures will bear interest (i) from and including the issue date to, but excluding, October 15, 2027 (the “First Reset Date”) at the fixed rate of 7.125% per annum and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 3.456% to be reset on each Reset Date. The Issuer will pay interest quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2023, subject to the Issuer’s right to defer interest payments.

Day Count Convention	30/360, unadjusted.

Price to Public	$25 per Debenture/100% of principal amount.

Underwriting Discounts	$7,012,362.50, reflecting 27,977,000 Debentures to be sold to institutional investors, for which the underwriters receive an underwriting discount of $0.25 per Debenture, and 23,000 Debentures to be sold to retail investors, for which the underwriters receive an underwriting discount of $0.7875 per Debenture.

Proceeds to Issuer (after underwriting discount and before expenses)	$692,987,637.50

Optional Redemption	Redeemable in whole or in part on October 15, 2027 or any time thereafter, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed, plus accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption.

Redemption After the Occurrence of a Tax Event	Redeemable in whole, but not in part, at any time prior to October 15, 2027 within 90 days of the occurrence of a Tax Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Redemption After the Occurrence of a Rating Agency Event	Redeemable in whole, but not in part, at any time prior to October 15, 2027, within 90 days of the occurrence of a Rating Agency Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to 102% of the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Redemption After the Occurrence of a Regulatory Capital Event	Redeemable in whole, but not in part, at any time prior to October 15, 2027, within 90 days of the occurrence of a Regulatory Capital Event (as defined in the preliminary prospectus supplement to which this offering relates), at a redemption price equal to the principal amount plus any accrued and unpaid interest thereon (including compounded interest, if any) to, but excluding, the date of redemption.

Authorized Denominations	$25 and integral multiples of $25 in excess thereof.

Listing	The Issuer intends to apply to list the Debentures on the NYSE under the symbol “RZC”. If the application is approved, the Issuer expects trading on the NYSE to begin within 30 days of the initial issuance of the Debentures.

CUSIP / ISIN	759351 885 / US7593518852

Ratings (Moody’s / S&P)**	Baa2 / BBB+

Joint Book-Running Managers	Wells Fargo Securities, LLC BofA Securities, Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC

Co-Managers	KeyBanc Capital Markets Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

(*)

It is expected that delivery of the Debentures will be made against payment therefor on or about September 23, 2022, which is the sixth business day following the date hereof (such settlement cycle being referred to as “T+6”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures prior to two business days before the date of delivery of the Debentures in this offering will be required, by virtue of the fact that the Debentures initially will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Debentures who wish to trade the Debentures prior to two business days before the date of delivery of the Debentures in this offering should consult their own advisors.

(**)

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Debentures should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated September 15, 2022 and an accompanying prospectus dated May 20, 2020) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting

EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Wells Fargo Securities, LLC at 1-800-645-3751; BofA Securities, Inc. at 1-800-294-1322; HSBC Securities (USA) Inc. at 1-866-811-8049; J.P. Morgan Securities LLC at 1-212 834-4533; MUFG Securities Americas Inc. at 1-877-649-6848; or RBC Capital Markets, LLC at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.